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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-65809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VARIANT TRADING INSTITUTIONAL GROUP, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NORTHEAST MIZNER BOULEVARD STE 730
(No. and Street)

BOCA RATON	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FARSHID TAFAZZOLI — (561) 862-5534
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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VARIANT TRADING INSTITUTIONAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT

VARIANT TRADING INSTITUTIONAL GROUP, INC.

TABLE OF CONTENTS



Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Variant Trading Institutional Group, Inc.

We have audited the accompanying statement of financial condition of Variant Trading Institutional Group, Inc. (the "Company") as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Variant Trading Institutional Group, Inc. as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 10, 2012

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 515,376
Cash on deposit with clearing organization	100,083
Prepaid expenses and other current assets	20,745
TOTAL CURRENT ASSETS	636,204
FURNITURE AND OFFICE EQUIPMENT, net	37,696
OTHER ASSETS	17,000
TOTAL	$ 690,900

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 137,385
Income tax payable	16,800
TOTAL CURRENT LIABILITIES	154,185
STOCKHOLDER'S EQUITY:	
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding	-
Additional paid in capital	1,650,045
Deficit	(1,113,330)
TOTAL STOCKHOLDER'S EQUITY	536,715
TOTAL	$ 690,900

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Variant Trading Institutional Group, Inc. (the "Company") was incorporated in the State of Florida on December 23, 2002 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer and manages its customer accounts through J.P. Morgan Clearing Corp. ("JP Morgan") on a fully disclosed basis. JP Morgan provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents (excluding cash on deposit with clearing organizations) as highly liquid investments, with original maturities of less than three months. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Cash on Deposit with Clearing Organizations

Cash on deposit with clearing organizations represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

Furniture and Office Equipment

Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

Cash, receivable from clearing organization, accounts payable and accrued expenses, and payable to brokers and dealers are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to examinations for years prior to 2009. There are no open Federal or State tax years under audit.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $461,274, which was $361,274 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .33 to 1, based on aggregate indebtedness of $154,185 as of December 31, 2012.

NOTE 3. FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2012:

Computer and other office equipment	$ 56,141
Computer software	9,210
Furniture and fixtures	2,653
	68,004
Less: Accumulated depreciation	30,308
Furniture and office equipment, net	$ 37,696

NOTE 4. INCOME TAXES

A summary of income taxes payable for the year ended December 31, 2012 is as follows:

Currently payable:	
Federal	$ 34,150
State	1,250
Deferred tax benefit	(18,600)
Income taxes, net	$ 16,800

The income tax provision for the year ended December 31, 2012 is different from the amount determined by applying the statutory federal tax rate to the pre-tax income due primarily to the utilization of the Company's remaining net operating losses and other non-deductible amounts. As of December 31, 2012, the Company had no net operating loss carryforwards available for future years. As a result of the use of the net operating losses for tax purposes, the remaining deferred tax asset valuation allowance was reversed, as the utilization of the deferred tax asset was assured at December 31, 2012.

NOTE 5. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, and settlement, various customer securities transactions through the Company's clearing agreement with JP Morgan. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through JP Morgan, may extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through JP Morgan, may extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company, through JP Morgan, executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. JP Morgan monitors required margin levels daily and, pursuant to such guidelines, will notify the Company in the event of the failure of the customer to deliver cash or securities as needed.

NOTE 5. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counterparty.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies their clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2013, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2012 requiring disclosure.